Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year-Ended December 31,
(unaudited)	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$(98,352)	$(127,256)	$(373,075)	$(7,820)	$(55,654)
Fixed charges	43,724	102,890	72,741	73,012	73,589
Earnings	$(54,628)	$(24,366)	$(300,334)	$65,192	$17,935
Fixed charges:
Rental expense	$5,592	$6,265	$4,638	$5,621	$6,081
Interest expense	38,132	96,625	67,964	67,391	67,508
Fixed charges	$43,724	$102,890	$72,741	$73,012	$73,589
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)
(a) Earnings were inadequate to cover fixed charges for the years ended December 31, 2017, 2016,  2015, 2014 and 2013 by $98.4, $127.3 million, $373.1 million, $7.87 million and $55.7 million, respectively.